FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

4 May 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC (Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire LS12 2QQ, England (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 4 May 2004	By: Steven John Webb Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of shareholder having a major interest

	PREMIER FARNELL PLC				PRUDENTIAL PLC AND CERTAIN OF ITS SUBSIDIARY COMPANIES

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NOT DISCLOSED			4.

Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

M&G (LOMBARD ST) NOMS FPE        67,228
MAGIM HSBC GIS NOM
   (UK) SALI                                              210,978 PRUCLT HSBC GIS NOM
   (UK) PAC AC                                   19,930,207
PRUCLT HSBC GIS NOM
   (UK) PPL AC                                      2,414,304
ROY NOMINEES 578079                        201,357
ROY NOMS LTD 578052                        114,292
ROY NOMS LTD 578060                        295,000
ROY NOMS LTD 578141                        223,802
ROY NOMS LTD 578192                        488,734

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	N/A		N/A		NOT DISCLOSED		NOT DISCLOSED

9.	Class of security			10.	Date of transaction	11.	Date company informed

	ORDINARY SHARES OF 5P EACH				NOT DISCLOSED		30 APRIL 2004

12.	Total holding following this notification			13.	Total percentage holding of issued class following this notification

	23,945,902				6.59%

14.	Any additional information			15.	Name of contact and telephone number for queries STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification STEVEN WEBB COMPANY SECRETARY

Date of notification: 30 APRIL 2004